SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-29693; File No. 812-13821]

Allianz Life Insurance Company of North America, et al; Notice of Application

June 10, 2011

Agency: Securities and Exchange Commission ("SEC" or "Commission").

Action: Notice of application for an order approving the substitution of certain securities pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the "1940 Act" or "Act") and an order of exemption pursuant to Section 17(b) of the Act from Section 17(a) of the Act.

Applicants: Allianz Life Insurance Company of North America ("Allianz Life") and Allianz Life Insurance Company of New York ("Allianz NY") (together the "Insurance Company Applicants"); their respective separate accounts Allianz Life Variable Account A ("Allianz Account A"), Allianz Life Variable Account B ("Allianz Account B"), and Allianz Life of NY Variable Account C ("Allianz Account C") (collectively with the Insurance Company Applicants, the "Applicants"); and PIMCO Equity Series VIT (the "PIMCO EqS VIT" and collectively with the Applicants, the "Section 17 Applicants").

Summary of Application: The Applicants seek an order pursuant to Section 26(c) of the 1940 Act, approving the substitution of the securities of the PIMCO EqS Pathfinder Portfolio for the securities of the Mutual Global Discovery Securities Fund (the "Substitution) held by Allianz Account A, Allianz Account B, or Allianz Account C (collectively, the "Separate Accounts" or "Separate Account Applicants") to support certain individual variable annuity contracts and variable life insurance contracts (the "Contracts") issued by Allianz Life and Allianz NY. The Section 17 Applicants seek an order pursuant to Section 17(b) of the 1940 Act exempting them from Section 17(a) of the Act to the extent necessary to permit them to engage in certain in-kind transactions in connection with the Substitution.

Filing Date: The application was filed on September 14, 2010, and amended on October 6, 2010, October 12, 2010 and May 26, 2011.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Secretary of the Commission and serving Applicants and PIMCO EqS VIT with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on July 5, 2011, and should be accompanied by proof of service on Applicants and PIMCO EqS VIT in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the requester's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary of the Commission.

Addresses: Secretary, SEC, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Allianz Life Insurance Company of North America, Allianz Life Variable Account A, and Allianz Life Variable Account B, 5701 Golden Hills Dr., Minneapolis, MN 55416-1297; Allianz Life Insurance Company of New York, and Allianz Life of NY Variable Account C, One Chase Manhattan Plaza, 37th Floor, New York, NY 10005-1423; and PIMCO Equity Series VIT, 840 Newport Center Drive, Newport Beach, CA 92660.

For Further Information Contact: Sally Samuel, Senior Counsel, or Joyce M. Pickholz, Branch Chief, Office of Insurance Products, Division of Investment Management, at (202) 551-6795.

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by

calling (202) 551-8090.

Applicants' and PIMCO EqS VIT's Representations:

1.   The Applicants propose to substitute certain classes of shares of the PIMCO EqS

Pathfinder Portfolio (the "Replacement Fund") for the corresponding class of shares of the

Mutual Global Discovery Securities Fund (the "Replaced Fund") currently held by the Separate

Accounts, as shown in the table below:

The Replacement Fund and the Replaced Fund (each a "Fund" and collectively the "Funds")

Replacement Fund (Investment Adviser)	Share Classes	Replaced Fund (Investment Adviser)	Share Classes
PIMCO EqS Pathfinder Portfolio^{TM} (Pacific Investment Management Company LLC or "PIMCO")	Institutional Class Advisor Class*	Mutual Global Discovery Securities Fund (Franklin Mutual Advisers, LLC)	Class 1 Class 2*

*   A distribution (12b-1) fee is assessed against assets attributable to this class of shares at the annual rate of 0.25% of the average daily net assets attributable to the class.

2.   The Replacement Fund is a series of the PIMCO EqS VIT, a Delaware statutory trust.

The PIMCO EqS VIT is registered as an open-end management investment company under the

1940 Act (File No. 811-22376) and its shares are registered as securities under the Securities Act

of 1933, as amended (the "1933 Act") (File No. 333-164078).

3.   Shares of the Replacement Fund are sold to separate accounts of Allianz Life and Allianz

NY for the purpose of funding variable annuity contracts and variable life insurance policies.

The Replacement Fund is managed by PIMCO, an affiliate of the Insurance Company

Applicants.

4.   The Replaced Fund is a series of Franklin Templeton Variable Insurance Products Trust

("FTVIPT"), a Delaware statutory trust. FTVIPT is registered as an open-end management

investment company under the 1940 Act (File No. 811-05583), and its shares are registered as securities under the 1933 Act (File No. 033-23493). The Replaced Fund is managed by Franklin Mutual Advisers, LLC, which is not an affiliate of the Insurance Company Applicants.

5.   The following table shows the inception date and net assets at December 31, 2010, for each class of shares of the Replaced Fund:

Replaced Fund	Inception Date	Net Assets at December 31, 2010
Mutual Global Discovery Securities Fund		
Class 1	Nov. 8, 1996	$84.2 million*
Class 2	Jan. 6, 1999	$1.35 billion**

*   As of December 31, 2010, approximately 99.9% of the assets in Class 1 of the Replaced Fund would have been transferred to Institutional Class of the Replacement Fund.
**   As of December 31, 2010, approximately 36.4% of the assets in Class 2 of the Replaced Fund would have been transferred to Advisor Class of the Replacement Fund.

6.   The following table shows the inception date and net assets at December 31, 2010, for each class of shares of the Replacement Fund:

Replacement Fund	Inception Date	Net Assets at December 31, 2010
PIMCO EqS Pathfinder Portfolio™		
Institutional Class	April 14, 2010	$3.3 million
Advisor Class	April 14, 2010	$2.5 million

7.   Subaccounts investing in Class 1 shares of the Replaced Fund and Institutional Class shares of the Replacement Fund are available only to owners of certain Contracts that are no longer offered for sale by the Insurance Company Applicants. Pursuant to the proposed Substitution, the Insurance Company Applicants will replace shares of subaccounts investing in Class 1 shares of the Replaced Fund on the date of the Substitution with Institutional Class shares of the Replacement Fund.

8.   Subaccounts investing in Class 2 shares of the Replaced Fund and Advisor Class shares of the Replacement Fund are available to owners of various Contracts, including Contracts that are no longer offered for sale and Contracts currently offered for sale by the Insurance Company

Applicants. Pursuant to the proposed Substitution, the Insurance Company Applicants will replace shares of subaccounts investing in Class 2 shares of the Replaced Fund on the date of the Substitution with Advisor Class shares of the Replacement Fund.

9.   It is currently anticipated that the Substitution will occur on or about July 22, 2011, or as soon thereafter as may be practicable following receipt of the requested Order of the Commission (the "Substitution Date"). Following the Substitution, the Replaced Fund will no longer be offered under any Contract issued by Allianz Life or Allianz NY.

10.   Allianz Life is a stock life insurance company organized under the laws of the state of Minnesota in 1896. Allianz Life offers fixed and variable annuities and individual life insurance. Allianz Life is licensed to do direct business in 49 states and the District of Columbia. Allianz Life is a subsidiary of Allianz SE, a "Societas Europaea" or European stock corporation.

11.   Allianz NY is a stock life insurance company organized under the laws of the state of New York on September 21, 1982. Allianz NY offers fixed and variable annuities. Allianz NY is licensed to do direct business in six states, including New York and the District of Columbia.

12.   Allianz Account A is a segregated asset account of Allianz Life. Allianz Account A was established by Allianz Life on May 31, 1985, under Minnesota insurance laws. Allianz Account A is used to fund certain variable life insurance policies issued by Allianz Life. Allianz Account A is divided into a number of subaccounts, each of which invests in and reflects the investment performance of a specific underlying registered investment company or portfolio thereof (each an "Investment Option"). Allianz Account A is registered as a unit investment trust under the 1940 Act (File No. 811-04965).

13.   Allianz Account B is a segregated asset account of Allianz Life. Allianz Account B was established by Allianz Life on May 31, 1985, under Minnesota insurance laws. Allianz Account

B is used to fund certain variable annuity contracts issued by Allianz Life. Allianz Account B is divided into a number of subaccounts, each of which invests in and reflects the investment performance of a specific Investment Option. Allianz Account B is registered as a unit investment trust under the 1940 Act (File No. 811-05618).

14.   Allianz Account C is a segregated asset account of Allianz NY. Allianz Account C was established by Allianz NY on February 26, 1988, under New York insurance laws. Allianz Account C is used to fund certain variable annuity contracts issued by Allianz NY. Allianz Account C is divided into a number of subaccounts, each of which invests in and reflects the investment performance of a specific Investment Option. Allianz Account C is registered as a unit investment trust under the 1940 Act (File No. 811-05716).

15.   The table below shows current and effective registration statements with the Commission for Contracts funded by Allianz Account B that offer the Replaced Fund as an Investment Option:

Separate Account	Registration No.	Contract Name	Type of Contract	Number of Investment Options (Total / Unaffiliated)
Allianz Account B	333-82329	Allianz Alterity[2]	Variable Deferred Annuity	67 / 25
Allianz Account B	333-145866	Allianz Connections[2]	Variable Deferred Annuity	52 / 11
Allianz Account B	333-90260	Allianz High Five[2]	Variable Deferred Annuity	61 / 24
Allianz Account B	333-120181	Allianz High Five L[2]	Variable Deferred Annuity	57 / 20
Allianz Account B	333-95729	Allianz Rewards[2]	Variable Deferred Annuity	66 / 25
Allianz Account B	333-139701	Allianz Vision[2]	Variable Deferred Annuity	52 / 11
Allianz Account B	33-23035	Valuemark II[1]	Variable Deferred Annuity	62 / 25
Allianz Account B	333-06709	Valuemark IV[1]	Variable Deferred Annuity	62 / 25

(1)   Only Class 1 shares are available through this contract.
(2)   Only Class 2 shares are available through this contract.

16   In addition, Allianz Life has the following registration statements that are no longer updated for eleven Contracts funded by Allianz Account A and Allianz Account B (the "A and B Great Wested Contracts"). Although the A and B Great Wested Contracts are no longer offered for sale, they do offer the Replaced Fund as an Investment Option:

Separate Account	Registration No.	Contract Name	Type of Contract	Number of Investment Options (Total / Unaffiliated)
Allianz Account B	333-126217	Allianz Custom Income[2]	Variable Deferred Annuity	28 / 8
Allianz Account B	333-134267	Allianz Elite[2]	Variable Deferred Annuity	49 / 13
Allianz Account A	33-11158	Allianz ValueLife[1]	Flexible Premium Variable Universal Life	32 / 17
Allianz Account B	333-111049	Allianz High Five Bonus[2]	Variable Deferred Annuity	57 / 20
Allianz Account B	333-63719	USAllianz Charter[2]	Variable Deferred Annuity	42 / 23
Allianz Account B	333-101812	USAllianz Charter II[2]	Variable Deferred Annuity	46 / 22
Allianz Account B	333-47886	USAllianz Dimensions[2]	Variable Deferred Annuity	38 / 22
Allianz Account A	333-60206	USAllianz LifeFund[2]	Flexible Premium Variable Universal Life	44 / 22
Allianz Account B	33-72046	Valuemark III[1]	Variable Deferred Annuity	62 / 25
Allianz Account B	33-76190	Valuemark Income Plus[1]	Variable Immediate Annuity	54 / 23
Allianz Account A	33-15464	Valuemark Life[1]	Single Premium Variable Life	32 / 17

(1)   Only Class 1 shares are available through this contract.
(2)   Only Class 2 shares are available through this contract.

17.   Currently Allianz NY has the following current and effective registration statement with the Commission for one Contract funded by Allianz Account C that offers the Replaced Fund as an Investment Option:

Separate Account	Registration No.	Contract Name	Type of Contract	Number of Investment Options (Total / Unaffiliated)
Allianz Account C	333-143195	Allianz Vision NY- (Only Class 2 shares available)	Variable Deferred Annuity	52 / 11

18.   In addition, Allianz NY has the following registration statements that are no longer updated for six Contracts funded by Allianz Account C (the "C Great Wested Contracts"). Although the C Great Wested Contracts are no longer offered for sale, they do offer the Replaced Fund as an Investment Option:

Separate Account	Registration No.	Contract Name	Type of Contract	Number of Investment Options (Total / Unaffiliated)
Allianz Account C	333-19699	Allianz Advantage NY[2]	Variable Deferred Annuity	65 / 25
Allianz Account C	333-105274	Allianz Charter II NY[2]	Variable Deferred Annuity	61 / 21
Allianz Account C	333-124767	Allianz High Five NY[2]	Variable Deferred Annuity	57 / 20
Allianz Account C	333-75718	Allianz Opportunity NY[2]	Variable Deferred Annuity	65 / 25
Allianz Account C	33-26646	Valuemark II NY[1]	Variable Deferred Annuity	32 / 17
Allianz Account C	333-19699	Valuemark IV NY[1]	Variable Deferred Annuity	47 / 23

(1) Only Class 1 shares are available through this contract.
(2) Only Class 2 shares are available through this contract.

19.   Of the Contracts that offer the Replaced Fund as an Investment Option, only Allianz Vision and Allianz Vision New York currently are offered for sale.

20.   Under the Contracts, the Insurance Company Applicants reserve the right, subject to regulatory approval, to substitute one of the Investment Options with another Investment Option after appropriate notice. Moreover, the Contracts permit the Insurance Company Applicants to limit allocation of purchase payments to one or more subaccounts that invest in an Investment Option. The prospectuses for the Contracts also contain disclosure of these rights.

21.   The proposed Substitution is due primarily to the fact that the Replacement Fund, which has the same investment objective and substantially similar investment strategies as the Replaced Fund, is managed by the same portfolio managers who previously managed the Replaced Fund. The Replacement Fund's portfolio is jointly managed by Anne Gudefin and Charles Lahr. Ms. Gudefin and Mr. Lahr were hired by PIMCO at the end of 2009, to manage the Replacement Fund on its inception in April, 2010; they previously served as the co-lead portfolio managers of

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the Replaced Fund since 2007. As a result, the Replacement Fund now is managed by the same portfolio managers, and with substantially the same mandate and value-oriented style, as the Replaced Fund prior to the transition. The Replaced Fund, on the other hand, now is managed by a new portfolio management team.

22.   The proposed Substitution also is part of an overall business plan of the Insurance Company Applicants to make their respective products more efficient to monitor and administer and more competitive (both in terms of new sales and the retention of existing business). The Insurance Company Applicants believe that more concentrated and streamlined operations for Investment Options will result in increased operational and administrative efficiencies and economies of scale for the Insurance Company Applicants. Having added the Replacement Fund as an Investment Option to retain the ability for Contract holders to invest in a value-oriented fund managed by Ms. Gudefin and Mr. Lahr, the Insurance Company Applicants believe that it would enhance operational and administrative efficiency to replace the Replaced Fund, which, with the same mandate and value-oriented style as the Replacement Fund, is a largely redundant Investment Option.

23.   For these reasons and the reasons discussed below, the Applicants believe that substituting the Replacement Fund for the Replaced Fund is appropriate and in the best interests of the contract owners.

24.   The Insurance Company Applicants believe that the Replacement Fund is an appropriate replacement for the Replaced Fund because its investment objective is the same (both funds seek capital appreciation) and its principal investment strategies are substantially the same as those of the Replaced Fund. In addition, because the principal investment risks of the Replaced Fund and the Replacement Fund are substantially the same, the risk expectations of those contract owners

with interests in the Replaced Fund will continue to be met after the Substitution. Comparisons

of the investment objectives, principal investment policies and principal investment risks of the

Funds are set forth in the application.

25.   The following chart compares the management fees and the total annual fund operating

expenses (before and after any waivers and reimbursements) for the year ended December 31,

2010, expressed as an annual percentage of average daily net assets, of the Replaced Fund and

the Replacement Fund.

| | Mutual Global Discovery Securities Fund (Replaced Fund) | | PIMCO EqS Pathfinder Portfolio™ (Replacement Fund) | |
	Class 1	Class 2	Institutional Class	Advisor Class
Management Fee	0.80%	0.80%	0.75%[1]	0.75%[1]
Distribution (12b-1) Fees		0.25%		0.25%
Other Expenses	0.20%	0.20%	0.04%	0.02%
Acquired Fund Fees and Expenses			0.02%	0.02%
Supervision and Administration Fee			0.35%[2]	0.35%[2]
Total Annual Fund Operating Expenses	1.00%	1.25%	1.16%	1.39%
Fee Waiver/Expense Reimbursement			(0.13)%[3]	(0.13)%[3]
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement			1.03%	1.26%

(1)   Pursuant to an Investment Advisory Contract, dated March 30, 2010, PIMCO acts as investment adviser to the Replacement Fund and receives, as compensation from the fund, an investment advisory fee of 0.75%.

(2)   Pursuant to a Supervision and Administration Agreement, dated March 30, 2010, PIMCO also acts as the administrator to the Replacement Fund and is responsible both for providing various supervisory and administrative services and for paying the expenses of various other services (such as audits, transfer agent, registrar, custodial services, shareholder meetings, ordinary legal fees, and fidelity bond/insurance premiums). As compensation for these services, PIMCO receives a supervisory and administrative fee of 0.35%. In its prospectus, the Replacement Fund discloses this fee together with the investment advisory fee as a combined management fee of 1.10%. The expenses incurred by the Replaced Fund for similar administrative services are included under Other Expenses.

(3)   PIMCO has contractually agreed, through May 1, 2012, to reduce its advisory fee by 0.13% of the average daily net assets of the Portfolio. This Fee Limitation Agreement renews annually unless terminated by PIMCO upon at least 30 days' prior notice to the end of the contract term. Under certain conditions, PIMCO may recoup amounts reduced in future periods, not exceeding three years.

26.   The assets and performance of the Funds for the years ending December 31, 2009 and December 31, 2010 are set forth in the application.

27.   Applicants hereby request the Commission's approval to effect the substitution of shares of the Replacement Fund for shares of the Replaced Fund as follows: Institutional Class shares of the PIMCO EqS Pathfinder Portfolio for Class 1 shares of the Mutual Global Discovery Securities Fund; and Advisor Class shares of the PIMCO EqS Pathfinder Portfolio for Class 2 shares of the Mutual Global Discovery Securities Fund.

28.   At the close of business on the Substitution Date, Allianz Life and Allianz NY will each redeem shares of the Replaced Fund held by their Separate Accounts in-kind or in cash, or a combination thereof, and apply the proceeds of such redemptions to the purchase of shares of the Replacement Fund. Thus, after the Substitution, each subaccount of the Separate Accounts previously holding shares of the Replaced Fund will hold shares of the Replacement Fund.

29.   Redemption requests and purchase orders will be placed simultaneously so that redemption of Replaced Fund shares and purchase of Replacement Fund shares will both occur at the price for such shares computed as of the close of business on the Substitution Date in a manner consistent with Rule 22c-1 under the 1940 Act. As a result, the full net asset value of the Replaced Fund shares held by the Separate Account Applicants will be reflected in the contract owners' contract values following the Substitution, without reduction for brokerage or other such fees or charges. All expenses incurred in connection with the Substitution, including legal, accounting, transactional, and other fees and expenses, including brokerage commissions, will be paid by Allianz Life, Allianz NY or PIMCO. Accordingly, contract value attributable to contract owners then invested in the Replaced Fund will remain fully invested at all times, and the Substitution will take place at relative net asset value with no change in the amount of any

contract owner's contract value, death benefit, or in the dollar value of his or her investment in the applicable Separate Account.

30.   Affected contract owners will not incur any fees or charges in connection with the Substitution so that the net asset value of redeemed shares of the Replaced Fund held by the Separate Account Applicants will be reflected in the contract owners' contract values following the Substitution. Moreover, neither the obligations of the respective Insurance Company Applicants under the Contracts nor the rights of contract owners will be altered in any way by the Substitution. The Substitution will not impose any tax liability or have any adverse tax consequences on contract owners. The Substitution will not cause Contract fees and charges currently being paid by existing owners of Contracts to be greater after the Substitution than they were before the Substitution. For a period of at least 30 days following the Substitution, neither Allianz Life nor Allianz NY will exercise any right they may have under the Contracts to impose additional restrictions on transfers.[1]

31.   The Insurance Company Applicants represent that PIMCO and the Replacement Fund will enter into a written contract agreeing that during the 24 months following the Substitution Date, the total annual fund operating expenses, net of any acquired fund fees and expenses, of the Replacement Fund (taking into account applicable fee waivers and expense reimbursements) will not exceed the total annual fund operating expenses, net of any acquired fund fees and expenses, of the Replaced Fund for the fiscal year ended December 31, 2010; this contractual expense limitation will be set at 1.00% for Institutional Class shares and 1.25% for Advisor Class shares. In addition, for the 24 months following the Substitution Date, the Insurance

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[1] One exception to this would be restrictions that Allianz Life or Allianz NY may impose to deter or prevent "market timing" activities by owners of Contracts or their agents.

Company Applicants will not increase separate account fees and charges for the Contracts outstanding on the Substitution Date. Thereafter, total annual fund operating expenses for the Replacement Fund will vary from year to year and may exceed those of the Replaced Fund.

32.   Contract owners have been notified of the application by means of a Notice of Substitution sent on May 25, 2011, stating that the Applicants filed the initial application and seek approval for the Substitution. The Notice of Substitution set forth the anticipated Substitution Date and advised affected contract owners that on the Substitution Date contract values allocated to subaccounts investing in shares of the Replaced Fund will be transferred to subaccounts investing in shares of the Replacement Fund, without charge (including sales charges or surrender charges) and without being counted toward the number of transfers that may be permitted without charge.

33.   The Notice of Substitution also stated that, from the date of the Notice (May 25, 2011) through the date 30 days after the Substitution (the "Free Transfer Period"), the respective Insurance Company Applicants will allow the affected contract owners to make one transfer of contract value held in each subaccount investing in the Replaced Fund (before the Substitution) or Replacement Fund (after the Substitution) to one or more Investment Options available pursuant to the Contracts, subject to any Investment Option allocation restrictions under their Contract, without charge and without assessing transfer fees. Such a transfer will not be counted as a transfer request under any contractual provisions of the Contracts that limit the number of transfers that may be made without charge. Further, prior to the Substitution, all affected contract owners will receive a copy of the most recent prospectus for the Replacement Fund.

34.   Within five days following the Substitution, the Insurance Company Applicants will send a Post-Substitution notice to affected contract owners stating that the Substitution was carried out

and reiterating the information set forth in the Notice, including a reminder that the Free Transfer

Period will continue through the date 30 days after the Substitution.

Applicants' Legal Analysis and Conditions:

Section 26(c) Relief:

1.   Applicants submit that the Substitution does not present the type of costly forced

redemption or other harms that Section 26(c) of the Act was intended to guard against and is

consistent with the protection of investors and the purposes fairly intended by the 1940 Act. The

Substitution is consistent with contract owners' objectives and risk expectations because the

investment objective, principal investment strategies and risks of the Replacement Fund are

substantially similar to those of the Replaced Fund. In addition, the total annual fund operating

expenses of the Replacement Fund will be no higher than those of the Replaced Fund, after

applicable fee waivers and expense reimbursements that will be in place for the Replacement

Fund, for a period of at least 24 months following the Substitution.

2.   Applicants represent that for a period of 24 months from the date of the Substitution, the

PIMCO EqS Pathfinder Portfolio will be subject to an expense cap (1.00% for Institutional Class

shares; 1.25% for Advisor Class shares) limiting its total annual fund operating expenses, net of

any acquired fund fees and expenses, to an amount not to exceed the total annual fund operating

expenses of the Mutual Global Discovery Securities Fund, net of any acquired fund fees and

expenses, for the fiscal year ended December 31, 2010. In addition, for the 24 months following

the Substitution Date, the Insurance Company Applicants will not increase separate account fees

and charges for the Contracts outstanding on the Substitution Date

3.   Owners of Contracts who are beneficial shareholders of the Replaced Fund have been

provided with appropriate Notice of the Substitution and Free Transfer Period. No 12b-1 fees are assessed to Class 1 shares of the Replaced Fund or the Institutional Class shares of the Replacement Fund. Identical 12b-1 fees of 0.25% of average daily net assets are assessed to Class 2 shares of the Replaced Fund and the Advisor Class shares of the Replacement Fund.

4. Applicants submit that the investment objectives are the same and the investment strategies are substantially the same for both Funds; both primarily invest in equity securities (and securities convertible into, or that the adviser expects to be exchanged for, common or preferred stock) of issuers that the manager believes are undervalued. The risks are similar for both Funds and are consistent with the risks generally applicable to the types of securities (such as value-oriented equity securities, arbitrage securities and distressed companies and foreign securities) in which both funds invest.

5. In addition to identical investment objectives and substantially similar principal investment strategies and risks, as well as total annual fund operating expenses that are expected to be no higher (after waivers), the advisory services that are provided to the Replacement Fund by its investment adviser are comparable to the types of advisory services provided to the Replaced Fund by its investment adviser. The investment advisory fee paid to PIMCO by the Replacement Fund (0.75%) is slightly lower than the investment advisory fee paid to Franklin Mutual Advisers by the Replaced Fund (0.80%).

6. The Contracts contain features that provide adequate protection to contract owners in the event of a substitution. Moreover, the Substitution will be subject to the following: (1) a contract owner may request that his or her contract value be reallocated to another Investment Option, subject to any Investment Option allocation restrictions under their Contract, at any time during the Free Transfer Period without charge. The Free Transfer Period provides sufficient time for contract owners to reconsider their Investment Options; (2) the Substitution will be at the net

asset value of the respective shares, without the imposition of any transfer, brokerage or similar charge; (3) neither the contract owners, the Replaced Fund, nor the Replacement Fund will bear any costs of the Substitution, and all legal, accounting, and transactional costs and any brokerage or other costs incurred in the Substitution will be paid by the Insurance Company Applicants or PIMCO, and accordingly, the Substitution will have no impact on the contract owners' contract values; (4) the Substitution will in no way alter the contractual obligations of the Insurance Company Applicants or the rights and privileges of contract owners under the Contracts; and (5) the Substitution will in no way alter the tax benefits to contract owners.

7.   The Applicants, on the basis of the facts and circumstances described above and in the application, have determined that it is in the best interests of contract owners to substitute shares of the Replaced Fund with shares of the Replacement Fund.

8.   Applicants submit that the Substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 17(b) Relief:

1.   The Section 17 Applicants request that the Commission issue an order pursuant to Section 17(b) of the 1940 Act exempting them from Section 17(a) of the 1940 Act to the extent necessary to permit Allianz Life and Allianz NY to carry out the Substitution by redeeming shares of the Replaced Fund in kind and using such proceeds to purchase shares of the Replacement Fund.

2.   Section 17(a)(1) of the 1940 Act prohibits any affiliated person of a registered investment company, or an affiliated person of an affiliated person, acting as principal, from selling any security or other property to such registered investment company. Section 17(a)(2) of the 1940

Act prohibits any of the persons described above, acting as principal, from purchasing any security or other property from such registered investment company.

3.   Applicants may be considered affiliates of the Replacement Fund based upon the definition of "affiliated person" in Section 2(a)(3) of the 1940 Act. Shares of the Replacement Fund are held by the Separate Accounts. Because shares held by a separate account of an insurance company are legally owned by the insurance company, Allianz Life and Allianz NY and their affiliates collectively own of record shares of the Replacement Fund. Further, PIMCO, which is an affiliated person of the Replacement Fund by virtue of Section 2(a)(3)(E) of the 1940 Act, is, like Allianz Life and Allianz NY, a wholly owned subsidiary of Allianz SE. For these reasons, the Replacement Fund is arguably under the control of Allianz Life and Allianz NY notwithstanding the fact that contract owners may be considered the beneficial owners of those shares held in the Separate Accounts. If the Replacement Fund is under the control of Allianz Life and Allianz NY, then each of Allianz Life and Allianz NY, or any person controlling Allianz Life and Allianz NY, or any person under common control with Allianz Life and Allianz NY, is an affiliated person of the Replacement Fund. Similarly, if the Replacement Fund is under the control of Allianz Life and Allianz NY, then the Replacement Fund is an affiliated person of Allianz Life and Allianz NY, and of any persons that control Allianz Life and Allianz NY or are under common control with Allianz Life and Allianz NY.

4.   At the close of business on the Substitution Date, the Insurance Company Applicants will redeem shares of the Replaced Fund either in-kind or in cash, or a combination thereof, and use the proceeds of such redemptions to purchase shares of the Replacement Fund, with each subaccount of the applicable Separate Account investing the proceeds of its redemption from the Replaced Fund in the Replacement Fund. Thus, the proposed transactions may involve a transfer

of portfolio securities by the Replaced Fund to Allianz Life and Allianz NY. Immediately thereafter, Allianz Life and Allianz NY would purchase shares of the Replacement Fund with the portfolio securities and/or cash received from the Replaced Fund. This aspect of the Substitution may be deemed to involve one or more sales by Allianz Life or Allianz NY of securities or other property to the Replacement Fund, and could therefore be viewed as being prohibited by Section 17(a) of the l940 Act. Accordingly, the Section 17 Applicants seek relief from Section 17(a) of the 1940 Act for the in-kind purchases and sales of the Replacement Fund shares.[2]

5.   Any in-kind redemptions and purchases for purposes of the Substitution will be effected in a manner consistent with the investment objectives and strategies of the Replaced Fund and the Replacement Fund. PIMCO will review the securities holdings of the Replaced Fund and determine which of the Replaced Fund's portfolio holdings would be suitable investments for the Replacement Fund in the overall context of the Replacement Fund's investment objective and strategies and consistent with PIMCO's management of the Replacement Fund. PIMCO will accept only those securities as consideration for shares that it would have acquired for the Replacement Fund in a cash transaction. The Section 17 Applicants submit that these portfolio securities will be of the type and quality that the Replacement Fund would have acquired with the proceeds from share sales had the shares been sold for cash.

6.   The Section 17 Applicants state that any securities to be paid out as redemption proceeds and subsequently contributed to the Replacement Fund to effect the contemplated in-kind purchases of shares will be valued based on valuation procedures adopted by the board of the PIMCO EqS VIT. The redeeming and purchasing values will be the same. Consistent with Rule

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[2] Any in-kind redemptions from the Replaced Fund will be effected in accordance with the conditions set forth in the Commission's no-action letter issued to the Signature Financial Group (publicly available December 28, 1999).

17a-7(d) under the 1940 Act, no brokerage commissions, fees, or other remuneration will be paid

by the Replaced Fund or the Replacement Fund in connection with the in-kind transactions. If

PIMCO declines to accept particular portfolio securities of the Replaced Fund for purchase in-

kind of shares of the Replacement Fund, those positions will be liquidated by the Replaced Fund

and shares of the Replacement Fund will be purchased with cash.

7.   Section 17(b) of the 1940 Act provides that the Commission may, upon application, grant

an order exempting any transaction from the prohibitions of Section 17(a) of the l940 Act if the

evidence establishes that: (1) the terms of the proposed transaction, including the consideration

to be paid or received, are reasonable and fair and do not involve overreaching on the part of any

person concerned; (2) the proposed transaction is consistent with the policy of each registered

investment company concerned, as recited in its registration statement and records found under

the 1940 Act; and (3) the proposed transaction is consistent with the general purposes of the

1940 Act.

8.   The Section 17 Applicants submit that the terms of the Substitution, including the

consideration to be paid and received, are reasonable and fair and do not involve overreaching on

the part of any person concerned principally because the transactions will conform with all but

one of the conditions enumerated in Rule 17a-7 under the 1940 Act. The use of in-kind

transactions will not cause contract owner interests to be diluted. The proposed transactions will

take place at relative net asset value in conformity with the requirements of Section 22(c) of the

1940 Act and Rule 22c-1 thereunder with no change in the amount of any contract owner's

contract value or death benefit or in the dollar value of his or her investment in any of the

Separate Accounts. The proposed transactions cannot be effected at a price that is

disadvantageous to either the Replaced Fund or the Replacement Fund. Contract owners will not suffer any adverse tax consequences as a result of the Substitution. Fees and charges under the Contracts will not increase because of the Substitution. Even though they may not rely on Rule 17a-7 under the 1940 Act, the Section 17 Applicants submit that the Rule's conditions outline the type of safeguards that result in transactions that are fair and reasonable to registered investment company participants and preclude overreaching in connection with an investment company by its affiliated persons.

9.   The board of the PIMCO EqS VIT has adopted procedures, as required by paragraph (e)(1) of Rule 17a-7 under the 1940 Act, pursuant to which the Replacement Fund may purchase and sell securities to and from its affiliates. The Section 17 Applicants will carry out the proposed in-kind purchases in conformity with all of the conditions of Rule 17a-7 under the Act and the Replacement Fund's policies and procedures relating to Rule 17a-7 under the Act, except that the consideration paid for the securities being purchased or sold may not be entirely cash. Nevertheless, the circumstances surrounding the proposed Substitution will be such as to offer to the Replacement Fund the same degree of protection from overreaching that Rule 17a-7 under the Act provides to the Replacement Fund generally in connection with its purchase and sale of securities under that Rule in the ordinary course of its business. In particular, Allianz Life and Allianz NY (or any of their affiliates) cannot effect the proposed transactions at a price that is disadvantageous to the Replacement Fund. Although the transactions may not be entirely for cash, each will be effected based upon (1) the independent market price of the portfolio securities valued as specified in paragraph (b) of Rule 17a-7 under the Act, and (2) the net asset value per share of each Fund involved valued in accordance with the procedures disclosed in its respective registration statement and as required by Rule 22c-1 under the 1940 Act. No brokerage commission, fee, or other remuneration will be paid to any party in connection with the proposed

transactions. The board of the PIMCO EqS VIT will conduct its review of the transactions in the same manner that it normally would follow in accordance with Rule 17a-7 under the l940 Act.

10.   The proposed transactions also are reasonable and fair in that they will be effected in a manner consistent with the public interest and the protection of investors. Contract owners will be fully informed of the terms of the Substitution and they will be provided a prospectus for the Replacement Fund. In addition, contract owners will have the opportunity to make a free transfer from the Replacement Fund to any other available Investment Option offered under their Contract, subject to any Investment Option allocation restrictions under their Contract, during the Free Transfer Period.

11.   The Section 17 Applicants also submit that the Substitution is consistent with the policies of the Replaced Fund and the Replacement Fund as recited in the current registration statement and reports filed under the 1940 Act.

12.   In addition, the Section 17 Applicants submit that the proposed Substitution is consistent with the general purposes of the 1940 Act as stated in the Findings and Declaration of Policy in Section 1 of the 1940 Act. The proposed transactions do not present any of the conditions or abuses that the 1940 Act was designed to prevent. Securities to be paid out as redemption proceeds from the Replaced Fund and subsequently contributed to the Replacement Fund to effect the contemplated in-kind purchases of shares will be valued in accordance with the requirements of Rule 17a-7 under the l940 Act. Therefore, there will be no change in value to any contract owner as a result of the Substitution.

Conclusion:

For the reasons and upon the facts set forth above and in the application, the Applicants and the

Section 17 Applicants believe that the requested order meets the standards set forth in Section

26(c) of the Act and Section 17(b) of the Act, respectively, and should therefore, be granted.

      For the Commission, by the Division of Investment Management, under delegated

authority.

                                          Cathy H. Ahn
                                          Deputy Secretary